

Mail Stop 3561

November 22, 2010

Mr. Dennis Robinson, President
Avani International Group Inc.
108-2419 Bellevue Ave.
West Vancouver, British Columbia V7V 4T4
Canada

> **Re:** **Avani International Group Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-K/A for Fiscal Year Ended December 31, 2008**
> **Filed May 28, 2009**
> **File No. 1-14415**

Dear Mr. Robinson:

We issued comments to you on the above captioned filings on June 2, 2010. We acknowledge your correspondence dated October 20, 2010 in which you state your re-audit for the fiscal year ended December 31, 2008 will be complete and filed by November 10, 2010. As of the date of this letter, your submission remains outstanding and unresolved. We expect you to contact us by December 7, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by December 7, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Dave Walz at (202) 551-3358 or Ryan Milne at (202) 551-3688 if you have questions regarding our comments on the filing and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services